SEC     Page 1 of 10

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2009 Estimated average burden hours per response 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Oracle Healthcare Acquisition Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68402M102

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)

[ X ]     Rule 13d-1(c)

[ ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC     Page 1 of 10

CUSIP No. 68402M102

1.     Names of Reporting Persons.

Jonathan M. Glaser

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     0

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     0%

12.     Type of Reporting Person (See Instructions)     IN, HC

CUSIP No. 68402M102

1.     Names of Reporting Persons.

JMG Capital Management, Inc.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     0

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     0%

12.     Type of Reporting Person (See Instructions)     CO, HC

CUSIP No. 68402M102

1.     Names of Reporting Persons.

JMG Capital Management, LLC

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     0

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     0%

12.     Type of Reporting Person (See Instructions)     OO, IA

CUSIP No. 68402M102

1.     Names of Reporting Persons.

Daniel Albert David

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     0

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     0%

12.     Type of Reporting Person (See Instructions)     IN, HC

CUSIP No. 68402M102

1.     Names of Reporting Persons.

Roger Richter

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     0

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     0%

12.     Type of Reporting Person (See Instructions)     IN, HC

CUSIP No. 68402M102

1.     Names of Reporting Persons.

Pacific Assets Management, LLC

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     0

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     0%

12.     Type of Reporting Person (See Instructions)     OO, IA

CUSIP No. 68402M102

1.     Names of Reporting Persons.

Pacific Capital Management, Inc.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     0

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     0%

12.     Type of Reporting Person (See Instructions)     CO, HC

CUSIP No. 68402M102

Item 1.

(a)     Name of Issuer

Oracle Healthcare Acquisition Corp.

(b)     Address of Issuer's Principal Executive Offices
200 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830

Item 2.

(a)     The names of the persons filing this statement are:

Jonathan M. Glaser

JMG Capital Management, Inc. (“JMG Inc.”)

JMG Capital Management, LLC (“JMG LLC”)

Daniel Albert David

Roger Richter

Pacific Assets Management, LLC (“PAM”)

Pacific Capital Management, Inc. (“PCM“)
(collectively, the "Filers").

(b)     The principal business office of JMG Inc., JMG LLC and Mr. Glaser is:

11601 Wilshire Boulevard, Suite 2180, Los Angeles, CA 90025

The principal business office of PAM, PCM, Mr. David and Mr. Richter is:

100 Drakes Landing, Suite 207, Greenbrae, CA 94904

(c)     For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)     This statement relates to shares of common stock of the Issuer (the "Stock").

(e)     The CUSIP number of the Issuer is: 68402M102

CUSIP No. 68402M102

Item 3.     If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)     [ ]     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)     [ ]     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)     [ ]     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)     [ ]     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)     [ ]     An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E). (As of the date on the cover page, JMG LLC and PAM were investment advisers registered with the Securities and Exchange Commission.)

(f)     [ ]     An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)     [ ]     A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (As to JMG Inc., PCM, Mr. Glaser, Mr. David and Mr. Richter).

(h)     [ ]     A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)     [ ]     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)     [ ]     A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)     [ ]     Group, in accordance with section 240.13d-1(b)(1)(ii)(K). (As to JMG Inc., PCM, Mr. Glaser, Mr. David and Mr. Richter).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.     Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

PAM and JMG LLC are investment advisers whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No Client separately holds more than five percent of the outstanding Stock. PAM is the investment adviser to an investment fund and PCM is a member of PAM. Mr. Glaser, Mr. David and Mr. Richter are control persons of PCM and PAM. JMG LLC is the investment adviser and general partner of an investment limited partnership and JMG Inc. is a member of JMG LLC. Mr. Glaser is the control person of JMG Inc. and JMG LLC.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

The Filers are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each Filer also disclaims beneficial ownership of the Stock except to the extent of that Filer’s pecuniary interest therein.

Item 9.     Notice of Dissolution of Group

Not applicable.

Item 10.     Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Joint Filing Agreement, previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 13, 2009

PACIFIC CAPITAL MANAGEMENT, INC. By: Jonathan M. Glaser, Vice President	PACIFIC ASSETS MANAGEMENT, LLC By: Jonathan M. Glaser, Member Manager
JMG CAPITAL MANAGEMENT, INC. By: Jonathan M. Glaser, President	JMG CAPITAL MANAGEMENT, LLC By: Jonathan M. Glaser, Member Manager
Jonathan M. Glaser
Roger Richter	Daniel Albert David

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